Exhibit 99.7

RP® FINANCIAL, LC.
Advisory | Planning | Valuation

March 17, 2014

Boards of Directors

Macon Bancorp

Entegra Financial Corp.

Macon Bank

220 One Center Court

Franklin, North Carolina 28734

Re:	Plan of Conversion

Macon Bancorp

Entegra Financial Corp.

Members of the Boards of Directors:

All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Conversion (the “Plan”) adopted by the Boards of Directors of Macon Bancorp (the “MHC”) and Macon Bank (the “Bank”). The plan provides for the conversion of the MHC into the capital stock form of organization. Pursuant to the Plan, the MHC, which currently owns all of the issued and outstanding common stock of the Bank, will be merged into Entegra Financial Corp., a North Carolina corporation, (“Entegra Financial” or the “Company”), which will sell shares of common stock in a public offering. When the conversion is completed, the MHC will cease to exist, and the Bank will become a wholly-owned subsidiary of Entegra Financial. Therefore, all of the capital stock of the Bank will be owned by the Company and all of the common stock of the Company will be owned by public stockholders. We understand that in accordance with the Plan, depositors will receive rights in a liquidation account maintained by the Company in an amount equal to MHC’s total equity as reflected in the latest statement of financial condition contained in the prospectus used in the offering.

The Company shall continue to hold the liquidation account for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders who continue to maintain deposits in the Bank. We further understand that the Bank will also establish a liquidation account in an amount equal to the Company’s liquidation account, pursuant to the Plan. The liquidation accounts are designed to provide payments to depositors of their liquidation interests in the event of a complete liquidation of the Bank (or the Company and the Bank).

In the unlikely event that either the Bank (or the Company and the Bank) were to liquidate after the conversion, all claims of creditors, including depositors of the Bank to the extent of their deposit balances, would be paid first, followed by distribution to depositors as of December 31, 2012 and [SUPPLEMENTAL ELIGIBILITY DATE] of their interests in the liquidation account maintained by the Company. Also, in a complete liquidation of both entities, or of the Bank alone, when the Company has insufficient assets (other than the stock of the Bank), to fund the liquidation account distributions due to Eligible Account Holders and Supplemental Eligible Account Holders, and the Bank has positive net worth, the Bank shall immediately make a distribution to fund the Company’s remaining obligations under the liquidation account. The Plan further provides that if the Company is completely liquidated or sold apart from a sale or liquidation of the Bank, then the Company’s liquidation account will cease to exist and Eligible Account Holders and Supplemental Eligible Account Holders will receive an equivalent interest in the Bank liquidation account, subject to the same rights and terms as the liquidation account.

Washington Headquarters
Three Ballston Plaza	Telephone: (703) 528-1700
1100 North Glebe Road, Suite 600	Fax No.: (703) 528-1788
Arlington, VA 22201	Toll-Free No.: (866) 723-0594
www.rpfinancial.com	E-Mail: mail@rpfinancial.com

RP Financial, LC.

Boards of Directors

March 17, 2014

Based upon our review of the Plan and our observations that the liquidation rights become payable only upon the unlikely event of the liquidation of the Bank (or the Company and the Bank), and that liquidation rights in the Company automatically transfer to the Bank in the event the Company is completely liquidated or sold apart from a sale or liquidation of the Bank, we are of the belief that: the benefit provided by the Bank liquidation account supporting the payment of the liquidation account in the event the Company lacks sufficient net assets does not have any economic value at the time of transactions contemplated in the first and second paragraphs above. We note that we have not undertaken any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue.

Sincerely,

RP Financial, LC.